UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM  N-8F

                 Application for Deregistration of Certain
                      Registered Investment Companies

I.   GENERAL IDENTIFYING INFORMATION

1.   Reason   fund   is   applying  to  deregister  (check  only  one;  for
     descriptions, see Instruction 1 above):

     [  ] Merger
     [X]  Liquidation
     [  ] Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of this form.)

     [  ] Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  PATHFINDER TRUST

3.   Securities and Exchange Commission File No.:  811-5020

4.   Is  this  an  initial  Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X]  Initial Application [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     4023 WEST 6TH STREET, LOS ANGELES, CALIFORNIA, 90020

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     CATHY A. NIEMEYER
     BAKER & DANIELS
     600 E. 96TH STREET, SUITE 600
     INDIANAPOLIS, INDIANA 46240
     TELEPHONE:  (317) 569-9600

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     TRANSFER AGENCY AND FUND ACCOUNTING RECORDS:

          UNIFIED FUND SERVICES
          431 N. PENNSYLVANIA STREET
          INDIANAPOLIS, IN  46204-1806
          (317) 917-7003

          CUSTODIAN RECORDS:

          FIFTH THIRD BANK
          MUTUAL FUND CLIENT SERVICES
          38 FOUNTAIN SQUARE PLAZA
          CINCINNATI, OH  45263
          (513) 744-7091

     ADVISER AND TRUSTEE (DIRECTOR) RECORDS:

          PATHFINDER ADVISERS
          4023 W. 6TH STREET
          LOS ANGELES, CA 90020
          (213) 386-4049

     (Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.)

8.   Classification of fund (check only one):

     [X]  Management company;
     [   ]  Unit investment trust; or
     [   ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     THE FUND IS A BUSINESS TRUST UNDER THE GENERAL LAWS OF MASSACHUSETTS, CREATED PURSUANT TO A MASTER TRUST AGREEMENT, DATED JANUARY 21, 1987, AS AMENDED (THE "TRUST AGREEMENT").

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     PATHFINDER ADVISERS
     4023 W. 6TH STREET
     LOS ANGELES, CA  90020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     N/A


13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ]  Yes [X]  No

     If Yes, for each UIT state:

          Name(s):
          File No.:  811-______
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes  [  ]  No

          If Yes, state the date on which the board vote took place:

               THE FUND IS GOVERNED BY A BOARD OF TRUSTEES, WHO UNANIMOUSLY APPROVED THE LIQUIDATION ON DECEMBER 3, 1999.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes  [  ]  No

          If Yes, state the date on which the shareholder vote took place:

               APRIL 7, 2000

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes  [  ]  No

     (a)  If   Yes,   list  the  date(s)  on  which  the  fund  made  those
          distributions:

          MAY 30, 2000

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes  [  ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes  [  ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [  ]  Yes [X]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

          [  ]  Yes [  ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes  [  ]  No

     If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ]  Yes [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [  ]  Yes [X]  No

     If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [  ]  Yes [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ]  Yes [X]  No

     If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred  in  connection  with  the  Merger  or
          Liquidation:

          (I)   LEGAL EXPENSES:                       $ 18,575.46
          (II)  ACCOUNTING EXPENSES:                     3,450.00
          (III) OTHER EXPENSES:
                   ARCHIVE RECORDS                         700.00
                   INSURANCE
                      (E & O TAIL COVERAGE)              4,005.85
                   PROXY SERVICES
                   "STREET NAME" SHAREHOLDER MAILINGS      166.88
                   POSTAGE "STICKER" & SOLICITATION        264.00
                   PRINTING "STICKER" & SOLICITATION        92.02
                   EXPRESS SHIPMENTS/ADP                    39.47
                SHAREHOLDER SERVICES/POSTAGE
                   OUT-OF-POCKET/MARCH 2000               1087.54
                   OUT-OF-POCKET/APRIL 2000                187.32
                   POSTAGE/5500 MAILINGS 2000               50.00
                   POSTAGE/1099 MAILINGS JAN 2001          250.00
                   PRODUCTION FINAL STATEMENTS             110.00
                   TRUSTEE'S FEES AND EXPENSES               0.00
                                                      ___________
          (iv)  Total expenses (sum of lines
                   (i) - (iii) above):                $ 28,978.54

     (b)  How were those expenses allocated?

          IN ACCORDANCE WITH ARTICLE III OF THE TRUST AGREEMENT, THE TRUSTEE'S FEES AND EXPENSES WERE INCURRED BY THE FUND AND REFLECTED AS A REDUCTION OF THE LIQUIDATING DISTRIBUTION TO SHAREHOLDERS. ALL LEGAL EXPENSES WILL BE BORNE BY THE FUND.

     (c)  Who paid those expenses?

          SEE RESPONSE TO (B) ABOVE.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ]  Yes  [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ]  Yes  [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ]  Yes  [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                               VERIFICATION

          The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PATHFINDER TRUST, (ii) he or she is the Chairman of the Board of Trustees, President and Chief Financial Officer of PATHFINDER TRUST, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                             /s/ Edward R. Bernstein

                             Edward R. Bernstein, Chairman  of the Board of
                             Trustees,   President   and   Chief  Financial
                             Officer of PATHFINDER TRUST